*AB 3/3

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response...	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

10027880

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51509

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Advisors Asset Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18925 Base Camp Road
(No. and Street)

Monument	CO	80132
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

FEB 2 6 2010

Washington, DC 110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/6/2010

OATH OR AFFIRMATION

I, Scott Colyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advisors Asset Management, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Executive Officer

Title

Barbara H. Dixon, Notary Public
State of Colorado
My Commission Expires 8/8/2011

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ADVISORS ASSET MANAGEMENT, INC.

Statement of Financial Condition

For the Year Ended
December 31, 2009

ADVISORS ASSET MANAGEMENT, INC.

Table of Contents

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Independent Auditor's Report

Board of Directors
Advisors Asset Management, Inc.
Monument, CO

We have audited the accompanying statement of financial condition of Advisors Asset Management, Inc. (the "Company"), as of December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Advisors Asset Management, Inc. as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 23, 2010

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

ADVISORS ASSET MANAGEMENT, INC.
Statement of Financial Condition
December 31, 2009

ASSETS

Cash and cash equivalents	$ 535,173
Clearing deposit	1,000,000
Receivables:	
UIT fees	5,150,173
Investment advisory and other	240,728
Accrued interest	420,024
Securities owned, at fair value	48,160,343
Furniture, equipment, leasehold improvements and software, net	1,666,914
Prepaid expenses and other	1,264,390
Goodwill	621,359
Deferred tax asset	154,611
	$ 59,213,715

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 1,144,478
Accrued expenses	6,584,884
Due to clearing organization	16,383,332
Securities sold, not yet purchased, at fair value	7,456,558
	31,569,252
Stockholders' equity	
Common stock	145,756
Additional paid in capital	22,730,128
Retained Earnings	5,324,395
Treasury stock, at cost	(55,816)
Subscription receivable	(500,000)
Total stockholders' equity	27,644,463
Total Liabilities and Stockholders' Equity	$ 59,213,715

The accompanying notes are an integral part of this financial statement.

ADVISORS ASSET MANAGEMENT, INC.
Notes to Statement of Financial Condition
December 31, 2009

Note 1 - Organization and Nature of Business

Advisors Asset Management, Inc. (the "Company"), a Delaware Corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has its principal office in Monument, Colorado and has offices in New York, Texas, California, Illinois, Kansas, North Carolina, Pennsylvania and New Jersey. The Company provides fixed income security trading and support services to other broker-dealers, registered investment advisors and other institutional account holders. In addition, the Company sponsors and distributes unit investment trusts, which are marketed under the name of Advisor's Disciplined Trusts ("ADTs"), and provides separate account management services.

Note 2 - Significant Accounting Policies

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management's best judgment and estimates. Estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes may vary from the actual results.

FASB Codification

The Financial Accounting Standards Board ("FASB") issued Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* ("SFAS 168") (FASB ASC 105-10). SFAS 168 replaces all previously issued accounting standards and establishes the *FASB Accounting Standards Codification* ("FASB ASC" or the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). SFAS 168 is effective for all annual periods ending after September 15, 2009. The FASB ASC is not intended to change existing U.S. GAAP. The adoption of this pronouncement only resulted in changes to the Company's financial statement disclosure references. As such, the adoption of this pronouncement had no effect on the Company's financial statements.

Cash and Cash Equivalents

The Company defines cash and cash equivalents are highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Note 2 - Significant Accounting Policies, continued

Securities Transactions

Proprietary securities transactions and the related commissions and profit and loss are recorded on a settlement date basis. There is no material effect on the financial statements between recording these revenues, or the related proprietary security positions, on settlement date basis when compared to the trade date basis.

UIT Revenues

The sale of equity of unit investment trusts ("UIT") sponsored by the Company results in the recognition of deferred sales charges, creation and development fees and organizational fees, which are recorded on the date the underlying securities are initially deposited into the trusts.

Property

Furniture, computer and office equipment, leasehold improvements and software are recorded at cost, net of accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the useful life of the related asset, generally five to seven years. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold that a tax position must meet to be recognized in the financial statements. FIN 48 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and

Note 2 - Significant Accounting Policies, continued

Income Taxes, continued

transition. FIN 48 has been incorporated into FASB ASC 740. The Company adopted FIN 48 for its year ended December 31, 2009. The adoption of FIN 48 did not have a material effect on the Company's financial position, results of operations, or cash flows.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. Income tax returns are generally subject to examination by the respective federal and state authorities over various statutes of limitations generally three years from the date of filing.

Share-Based Compensation

The Company has a share-based compensation plan which is accounted for under the fair value recognition and measurement provisions of FASB ASC 718. The fair value of the Company's stock options is based on the value of the Company's common stock, as determined by management, on the date of grant. Share-based compensation costs related to equity instruments are charged against income ratably over the fixed vesting period for the related equity instruments. The Company's share-based compensation expense is recorded in payroll and employee benefits on the statement of income.

Advertising Costs

The Company expenses advertising costs as incurred.

Note 3 - Recent Pronouncements

In May 2009, the FASB issued Statement No. 165, *Subsequent Events* ("SFAS 165"), included in the Codification under FASB ASC 855, which establishes general standards of accounting for and disclosure of events occurring after the balance sheet date, but before the financial statements are issued or available to be issued. SFAS 165 also requires entities to disclose the date through which it has evaluated subsequent events and the basis for that date. The Company adopted SFAS 165 for its year ended December 31, 2009. The adoption did not have a material impact on the Company's financial statements.

See Note 16 for more information regarding the Company's evaluation of subsequent events.

Note 4 - Fair Value Measurements

The Company follows FASB ACS 820 *Fair Value Measurements*, which provides a framework for measuring fair value under generally accepted accounting principles. FASB ASC 820 applies to all financial instruments that are being measured and reported on a fair value basis.

As defined in FASB ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

Note 4 - Fair Value Measurements, continued

	Financial Securities Owned		
	Level 1	Level 2	Level 3
Equities	$ 567,737	$ 145,908	$ --
Corporate Bonds		17,697,296	--
US Government Bonds	494,925	25,136	--
Municipal Bonds		13,764,600	3,942
United Investment Trusts		9,062,353	--
Asset-Backed Securities		5,591,144	--
Other		678,082	129,220
	$ 1,062,662	$46,964,519	$ 133,162

	Financial Securities Sold, But Not Yet Purchased		
	Level 1	Level 2	Level 3
Equities	$ 250,740	$ --	$ --
Corporate Bonds		1,962,123	--
US Government Bonds	4,847,085	--	--
Municipal Bonds		343,646	--
United Investment Trusts		50,736	--
Asset-Backed Securities	-	2,228	--
Other		--	--
	$5,097,825	$2,358,733	$ --

Reconciliations of Level 3 investment activity for 2009 are as follows:

Beginning balance at January 1, 2009	$ --
Transfer into Level 3	113,288
Purchases	--
Sales	--
Gains and losses	19,874
	$ 133,162

Note 5 - Clearing Broker-Dealer

The Company does not carry customer accounts, clears all proprietary and customer's securities transactions on a fully disclosed basis through clearing broker-dealers and is therefore, exempt under paragraph 15c3-3(k)(2)(ii) from the remaining provisions of SEC Rule 15c3-3. Any customer funds or securities received are immediately

Note 5 - Clearing Broker-Dealer, continued

forwarded to the Company's clearing broker-dealers. Therefore, no supplementary Schedule for the Determination of the Reserve Requirement is deemed necessary.

The Company's agreements with its clearing broker-dealers contain indemnification clauses. These clauses relate to instances where the Company's customers fail to settle security transactions. In the event this situation might occur, the Company will indemnify the clearing broker-dealers to the extent of the net loss on the unsettled trade. At December 31, 2009, the Company had not been notified by the clearing broker-dealers, nor were they aware of any potential losses relating to this indemnification.

At December 31, 2009 approximately $1,000,000 of clearing deposit funds held by the clearing broker-dealers will not be returned to the Company until all obligations between the Company and the clearing broker-dealers have been satisfied.

"Due to broker" represents a margin loan payable to the clearing broker-dealers which is secured by investments in securities maintained with the lending broker as collateral for the margin loan.

Note 6 - Property and Equipment

Property and equipment at December 31, 20099 consisted of the following:

Furniture	$ 1,060,134
Office equipment	441,520
Computer equipment	1,150,126
Software	160,355
Website video	116,450
Leasehold improvements	728,204
	3,656,789
Less accumulated depreciation	(1,989,875)
	$ 1,666,914

Note 7 - Subordinated Borrowing

In August 2009, the Company pre-paid a $1,000,000 subordinated borrowing, which had an interest rate of broker call plus ½% (2 ½%), that was due December 31, 2009, to Sterling Resources, Inc. ("Sterling"), a company that is owned 100% by the majority of individual owners of the Company. Interest payments made to Sterling by the Company totaled approximately $14,600 during the year ended December 31, 2009.

Note 8 - Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2009, the Company had net capital of $13,787,322 which was $13,272,029 in excess of its required net capital of $515,293 and its ratio of aggregate indebtedness to net capital was .56 to 1.

Note 9 - Related Party Transactions

During the year ended December 31, 2009, the Company sold approximately $14,772,000 of deferred sales charge receivables related to the Company's unit investment trust business to Sterling on a non-recourse basis. The agreements call for a factoring fee approximating 9 basis points per unit be paid, and that the risks and returns associated with ownership of the receivables pass to Sterling. For the year ended December 31, 2009, the Company paid approximately $1,319,000 in factoring fees to Sterling relating to the sale of these receivables.

The Company leases its office space in Monument, Colorado from Base Camp Road, LLC, which is 50% owned by Sterling. For the year ended December 31, 2009, the Company paid rents totaling approximately $207,000 to Base Camp Road, LLC.

The Company leases its office building in Texas from IH 10/FIS Building, LP, which is 100% owned by Sterling. For the year ended December 31, 2009, the Company paid rents totaling approximately $390,000 to IH 10/FIS Building, LP. The Company pays all insurance, property taxes and other expenses related to the operation and maintenance of the office building.

The Company owns 100% of a limited liability corporation that is the general partner of a limited partnership fund that makes investments in mortgage backed securities. Additionally, the Company is the investment advisor to the limited partnership fund and as such was required to make a $100,000 investment as a limited partner in the fund. Approximately $10,000 of fees was earned in 2009 by the Company for services provided the limited Partnership. During the year ended December 31, 2009, the Company paid approximately $65,000 of the limited partnership's expenses related to third party administration and accounting fees. No reimbursement of these expenditures is expected.

Note 9 - Related Party Transactions, continued

During 2009, the Company sold approximately $404,000,000 of UIT product to a broker-dealer that is also a Company stockholder for distribution to the stockholder's customers, and the Company paid approximately $127,000 to the stockholder for remuneration in the form of volume concessions under the terms in the various prospectuses. The sales of the unit investment trusts to the stockholder were consummated on substantially the same terms as were sales to the Company's other broker-dealer customers.

Note 10 - Income Taxes

Deferred taxes result from future tax benefits and expenses related to differences in the tax basis of assets and liabilities and the amounts reported in the financial statements. Significant components of the deferred tax assets and liabilities at December 31, 2009 are accumulated depreciation and employee stock option awards.

Note 11 - Commitments and Contingencies

The Company leases its premises and equipment under non-cancelable operating leases that expire on various dates through 2016. At December 31, 2009, the approximate minimum future rentals on non-cancelable operating leases as follows:

Year Ending December 31,	
2010	$ 1,792,309
2011	1,316,290
2012	1,277,163
2013	907,306
2014	745,387
Thereafter	992,954
Total	$ 7,031,409

During 2009, the Company incurred rent expense of $1,450,434.

The Company is involved in legal proceedings concerning matters arising in connection with the conduct of the Company's business. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial statements. The Company intends to defend itself vigorously against all of the claims asserted in these matters. No provisions for any losses have been made in these financial statements.

Note 11 - Commitments and Contingencies, continued

The Company maintains cash balances that may at various times exceed federally insured limits.

Note 12 - Financial Instruments and Related Risks

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic institutional and individual investors. The Company's proprietary activities and the transactions initiated on behalf of their customers are carried in accounts by and consummated through its clearing broker-dealers. In the normal course of business these activities include securities execution, settlement, custody of securities and funds and financing securities transactions, which may expose the Company to off-balance sheet risk in the event the clearing broker-dealers is unable to fulfill its contractual obligations.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2009, at the market value of related securities and will incur a loss if the market value of those securities increases subsequent to December 31, 2009.

Note 13 - Employee Retirement Plan

The Company has a 401(k) plan that covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. Company contributions may be made to the plan at the discretion of the Board of Directors, with the maximum limitation being the amount the Company can deduct for federal income tax purposes. The Company's contributions to the plan for the year ended December 31, 2009 were approximately $234,000.

Note 14 - Stock Option Plan

In 2005, the Company established an ownership option plan to attract, retain and reward employees of the Company. The Company reserved 5,502,696 shares of common stock for issuance upon exercise of options under the plan. A committee appointed by the Board of Directors administers the plan and determines the exercise price of the option and the value of the Company's stock.

Note 14 - Stock Option Plan, continued

Options for Class B shares vest ratably over four full years of the employee's service and expire on the ten year anniversary of the award date if not exercised. The following sets forth the details of the outstanding options that are available for exercising for the Class B shares of the Company:

Grant Date	Option Awards	Average Exercise Price	Options Exercised	Options Forfeited	Options Outstanding
2002	460,721	$ 2.19	(393,662)	(5,107)	61,952
2003	705,720	$ 2.55	(601,200)	(16,920)	87,600
2004	331,750	$ 4.73	(255,000)	(27,500)	49,250
2005	383,150	$ 4.11	(252,200)	(31,100)	99,850
2006	403,100	$ 3.39	(177,125)	(39,500)	186,475
2007	540,546	$ 3.44	(108,495)	(47,000)	385,051
2008	1,159,489	$ 3.32	--	(51,400)	1,108,089
2009	603,560	$ 2.93	--	(10,870)	592,690
	4,588,036		(1,787,682)	(229,397)	2,570,957

Options for Class D shares vest ratably over five to seven full years of the employee's service and expire on the ten year anniversary of the award date if not exercised. The following sets forth the details of the outstanding options that are available for exercising for the Class D shares of the Company:

Grant Date	Option Awards	Average Exercise Price	Options Exercised	Options Forfeited	Options Outstanding
2007	962,971	$ 3.44	--		962,971
2008	--		--	--	--
2009	611,250	$ 3.17	--	--	611,250
	1,574,221		--	--	1,574,221

At December 31, 2009 the estimated fair value of the options outstanding was $4,786,000. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: no dividend yield; expected volatility of 10%; weighted average risk free interest rate of 2.9%; expected lives of 10 years; and an estimated discount of 25% of calculated fair value due to non-marketability and restrictions on the sale of the shares.

Note 14 - Stock Option Plan, continued

A summary of options granted and outstanding during the year ended December 31, 2009 under the 2005 Plan is presented below:

	Number of Options	Weighted-Average Exercise Price
Outstanding at December 31, 2008		
Options for Class B Shares	2,126,900	$ 3.35
Options for Class D Shares	962,971	3.44
Granted		
Options for Class B Shares	603,560	2.93
Options for Class D Shares	611,250	3.13
Exercised, for Class B Shares	(42,206)	2.34
Forfeited, Class B Shares	(117,297)	3.65
Outstanding at December 31, 2009		
Options for Class B Shares	2,570,957	3.26
Options for Class D Shares	1,574,221	3.32
Total	4,145,178	3.28

	Number of Options	Weighted-Average Exercise Price
Exercisable at December 31, 2009		
Options for Class B Shares	908,056	$ 3.37
Options for Class D Shares	390,335	3.29
Total	1,298,391	3.34
Weighted average fair value of options granted during 2009		$ 2.20

Note 15 - Common Stock

The Company is authorized to issue 30,000,000 shares of stock of which 3,000,000 are designated as preferred stock, $0.01 par value, and 27,000,000 shares are designed as common stock, $0.01 par value. Of the common stock, 2,000,000 shares are designated as Class A common stock, 7,000,000 are designated as Class B common stock, 4,000,000 are designed as Class C common stock, and 14,000,000 are designated as Class D common stock.

Note 15 - Common Stock, continued

Sale of Class D Common Stock

During 2009, the Company sold 576,000 Class D common shares for $1,687,680. In conjunction with those sales, the Company received subscription notes receivable in the amount of $500,000 which are reflected as a reduction in equity. The principal is due in four equal annual installments. The notes bear interest only if principal payments are not paid when due.

Dividends

Dividends, if declared, are paid equally among all classes of common stock.

Liquidation

Upon liquidation of the Company all amounts payable to common stockholders shall be paid:

(1). First to the holders of Class A and Class C common stock pro rata in an amount equal to such holders' capital contributions;

(2). Next to the holders of Class B and Class D common stock pro rata in an amount equal to such holders' capital contributions;

(3). Thereafter, to the stockholders of the common stock pro rata in accordance with the number of shares of common stock held

Voting

The holders of Class A and Class D common stock are entitled to one vote per share. Except as otherwise required by applicable law, the holders of Class C common stock are not entitled to vote on any matters submitted to a vote of the stockholders. Except as provided below or as required by applicable law, the holders of the Class C common stock are not entitled to vote on any matters submitted to a vote of the stockholders.

At any time when any shares of Class C common stock are outstanding, the Company shall not do any of the following without consent of at least a majority of the outstanding shares of Class C common:

Note 15 - Common Stock, continued

Voting, continued

(1). Amend the Company's Certificate of Incorporation or By Laws that adversely affects the powers preferences or rights of Class C common;

(2). Issue preferred shares or new class of common stock unless the same ranks junior to the Class C common with respect to dividends or the distribution of assets in liquidation of the Company;

(3). Issue preferred shares or a new class of common stock that has any rights and preferences that are superior to the rights and preferences of the Class C common stock unless the rights and preferences of Class C common are amended to incorporate such superior rights and preferences.

(4). Purchase any preferred or common stock other than purchases of Class B common in accordance with the terms of the company's stock option plan; or

(5). Issue additional shares of Class C common stock other than upon exercise of warrants, or the issuance of Class C common stock pursuant to the subscription agreements explained in Note 9.

Other

The holders of Class C common also have certain rights to participation in future offerings, if any. The Company has also granted restrictions on the sale or disposition of significant portions of the business, the dissolution of the company, and transfer of capital stock of the Company without the consent of the present holder of the Class C common so long as that party holds 25% of the fully-diluted equity of the Company. So long as the present holder of the Class C common stock owns any shares of Company stock, the Company shall not, amount other things, make any loan to a stockholder of the Company or issue options to purchase Class B common shares in excess of 2,500,000 shares.

Note 16 - Subsequent Events

In preparing the accompanying financial statements, in accordance with FASB ASC 855, "Subsequent Events", the Company has reviewed events that have occurred after December 31, 2009, through February 23, 2010, the date the financial statements were available to be issued. During this period, the Company did not have any material subsequent events.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended

December 31, 2009

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders
Advisors Asset Management, Inc.

In planning and performing our audit of the financial statements and supplemental information of Advisors Asset Management, Inc. (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 23, 2010

Independent Auditor's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2009

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders
Advisors Asset Management, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the nine months ended December 31, 2009, which were agreed to by Advisors Asset Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Advisors Asset Management, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Management is responsible for Advisors Asset Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 with the amounts reported in Form SIPC-7T for the year ended December 31, 2009;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP
CF & Co., L.L.P.

Dallas, Texas
February 23, 2010

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051509 FINRA DEC
ADVISORS ASSET MANAGEMENT INC 15*15
18925 BASE CAMP RD
MONUMENT CO 80132-3414

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

R. Scott Roberg 719-488-6139

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $127,386

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (42,805)
July 27, 2009
Date Paid

C. Less prior overpayment applied (84,581)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $84,581

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $84,581

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Advisors Asset Management, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 19th day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 68,435,340
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	15,349,963
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,584,813
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 546,123	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	546,123
Total deductions	17,480,899
2d. SIPC Net Operating Revenues	$ 50,954,441
2e. General Assessment @ .0025	$ 127,386

(to page 1 but not less than $150 minimum)

ADVISORS ASSET MANAGEMENT, INC.

Statement of Financial Condition

December 31, 2009